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| FORM 3 |
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*

     The Quanta Services, Inc. Stock Employee Compensation Trust (1)
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     (Last)                          (First)                     (Middle)

     c/o Wachovia Bank, N.A., 101 North Main Street
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                                    (Street)

     Winston-Salem                    North Carolina            27150
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     (City)                         (State)                       (Zip)

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 2. Date of Event Requiring Statement (Month/Day/Year)

    March 13, 2002

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 3. IRS Identification Number of Reporting Person, if an entity (voluntary)

    56-2281083
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 4. Issuer Name and Ticker or Trading Symbol

    Quanta Services, Inc. (PWR)

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 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [   ]  Director                       [ X ]  10% Owner (2)
    [   ]  Officer (give title below)     [   ]  Other (specify below)

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 6. If Amendment, Date of Original (Month/Day/Year)

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 7. Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---

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


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
| 1.Title of Security |2.Amount of Securities | 3.Ownership   | 4.Nature of    |
|   (Instr. 4)        |  Beneficially Owned   |  Form:        |   Indirect     |
|                     |  (Instr. 4)           |  Direct (D)   |   Beneficial   |
|                     |                       |  or Indirect  |   Ownership    |
|                     |                       |  (I)(Instr.5) |   (Instr. 5)   |
|---------------------|-----------------------|---------------|----------------|
|Common Stock, par    |                       |               |                |
|value $.00001 per    |       8,000,000       |       D       |                |
|share                |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
|                     |                       |               |                |
|                     |                       |               |                |
|---------------------|-----------------------|---------------|----------------|
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                  Page

                                                                          (Over)

TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative     | 2. Date Exer-       | 3. Title and Amount of       | 4. Conversion  | 5. Ownership  | 6. Nature of  |
|    Security (Instr. 4)     |    cisable and      |    Securities Underlying     |    or Exercise |    Form of    |    Indirect   |
|                            |    Expiration       |    Derivative Security       |    Price of    |    Derivative |    Beneficial |
|                            |    Date             |    (Instr. 4)                |    Derivative  |    Security:  |    Ownership  |
|                            |                     |                              |    Security    |    Direct (D) |    (Instr. 5) |
|                            |    (Month/Day/Year) |                              |                |    or         |               |
|                            |                     |                              |                |    Indirect   |               |
|                            |---------------------|------------------------------|                |    (I)        |               |
|                            |    Date   | Expira- |                 | Amount     |                |    (Instr.    |               |
|                            |    Exer-  |  tion   |       Title     | or         |                |    5)         |               |
|                            |   cisable |  Date   |                 | Number     |                |               |               |
|                            |           |         |                 | of         |                |               |               |
|                            |           |         |                 | Shares     |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|----------------------------|-----------|---------|-----------------|------------|----------------|---------------|---------------|
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|                            |           |         |                 |            |                |               |               |
|-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Response:
(1) The trustee for the Quanta Services, Inc. Stock Employee Compensation Trust (the "Trust") is Wachovia Bank, N.A. (the "Trustee"). The terms of the Trust are more fully set forth in the Trust Agreement, dated as of March 13, 2002, between Quanta Services, Inc. (the "Company") and the Trustee (the "Trust Agreement"), and the related Common Stock Purchase Agreement, dated as of March 13, 2002, between the Company and the Trustee, pursuant to which agreements the parties established the Trust. Both of these documents were filed by the Company as exhibits to its Current Report on Form 8-K on March 21, 2002.
(2) Pursuant to the terms of the Trust Agreement, shares of Common Stock held by the Trust will be released from the Trust upon repayment of the original purchase note to satisfy certain of the Company's employee benefit plan obligations. Voting of the shares held by the Trust will be directed by participants in Company's 1999 Employee Stock Purchase Plan or another broad-based employee benefit plan of the Company, as described in the Trust Agreement. The Trustee disclaims beneficial ownership of the securities covered by this Form 3.









                              WACHOVIA BANK, N.A., AS TRUSTEE

                              By:  /s/ Alan C. Frazier                 3/27/02
                                 ------------------------------      -----------
                              ** Name:  Alan C. Frazier                  Date
                                 Title: Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


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